UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 4)1

O’Charley’s, Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

670823103
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 22, 2008
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 670823103

1	NAME OF REPORTING PERSON CRESCENDO PARTNERS II, L.P., SERIES Z
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,534,891
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,534,891
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,534,891
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.9%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 670823103

1	NAME OF REPORTING PERSON CRESCENDO INVESTMENTS II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,534,891
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,534,891
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,534,891
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.9%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 670823103

1	NAME OF REPORTING PERSON CRESCENDO PARTNERS III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 136,474
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 136,474
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 136,474
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 670823103

1	NAME OF REPORTING PERSON CRESCENDO INVESTMENTS III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 136,474
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 136,474
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 136,474
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 670823103

1	NAME OF REPORTING PERSON ERIC ROSENFELD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,671,365
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,671,365
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,671,365
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.5%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 670823103

1	NAME OF REPORTING PERSON ARNAUD AJDLER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BELGIUM
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,265[1]
	8	SHARED VOTING POWER - 0 -[2]
	9	SOLE DISPOSITIVE POWER 11,265[1]
	10	SHARED DISPOSITIVE POWER - 0 -[2]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,2651, [2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%[2]
14	TYPE OF REPORTING PERSON IN

1 Shares of restricted stock granted to Mr. Ajdler on March 12, 2008, pursuant to the Issuer’s compensation plan for outside directors (the “Plan”).  Under the Plan, such shares shall vest pro rata over three years from the date of grant.
2 See Item 5.

CUSIP NO. 670823103

1	NAME OF REPORTING PERSON GREGORY MONAHAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,015 [1], [2]
	8	SHARED VOTING POWER - 0 -[3]
	9	SOLE DISPOSITIVE POWER 10,015 [1,2]
	10	SHARED DISPOSITIVE POWER - 0 -[3]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,015 [1,2,3]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%[3]
14	TYPE OF REPORTING PERSON IN

1 Includes 400 Shares held in Mr. Monahan’s IRA account.
2 Includes 8,865 shares of restricted stock granted to Mr. Monahan on March 12, 2008, pursuant to the Issuer’s compensation plan for outside directors (the “Plan”).  Under the Plan, such shares shall vest pro rata over three years from the date of grant.
3 See Item 5.

CUSIP NO. 670823103

The following constitutes Amendment No. 4 (“Amendment No. 4”) to the Schedule 13D filed by the undersigned (the “Schedule 13D”).  This Amendment No. 4 amends the Schedule 13D as specifically set forth.

Item 4 is hereby amended to add the following:

On December 22, 2008, the Issuer and Eric S. Rosenfeld, Crescendo Partners II, L.P., Series Z, Crescendo Partners III, L.P., Crescendo Investments II, LLC, and Crescendo Investments III, LLC (collectively “Crescendo” and each a “Crescendo Party”) entered into a second settlement agreement (the “Second Settlement Agreement”), a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference, which agreement supersedes and replaces the Settlement Agreement entered into March 12, 2008. Pursuant to the terms of the Second Settlement Agreement, among other things, the Issuer agreed: (i) to increase the size of the Board from eleven (11) to twelve (12) members and to appoint to the newly created Board position an individual recommended by Crescendo (the “New Director,” and together with Messrs. Ajdler, Monahan and Benham, the “Crescendo Directors”) with relevant restaurant, hospitality or retail industry experience and who qualifies as “independent” under NASDAQ listing standards, (ii) the size of the Board will not be increased to more than twelve (12) directors before the Issuer’s Board of Directors’ meeting held in connection with the Issuer’s 2009 annual meeting of shareholders (“2009 Annual Meeting”), provided, however, that the Board may expand its size at any time by one director in connection with the hiring of a new permanent chief executive officer (the “New CEO”) if the Board determines to appoint the New CEO to the Board, (iii) restructure the Board such that upon the adjournment of the 2009 Annual Meeting the Board will be comprised of ten (10) directors, (iv) that, upon execution of the Second Settlement Agreement, Mr. Monahan shall continue to serve as a member of each of the Nominating Committee and Executive Committee of the Board and Mr. Ajdler shall continue to serve as a member of the Compensation and Human Resources Committee of the Board, (v) that Gregory L. Burns will not stand for re-election at the 2009 Annual Meeting and his term as a director will expire at the adjournment thereof, (vi) to take all action necessary in furtherance of the appointment of the successor nominee to Mr. Benham or the New Director to the Audit Committee of the Board, assuming such individual meets certain listing and regulatory requirements, (vii) to either (A) nominate a total of seven directors for election at the 2009 Annual Meeting, which slate will consist of Messrs. Ajdler, Monahan, the New Director and four other nominees of the Issuer, or (B) obtain the resignation, effective as of the adjournment of the 2009 Annual Meeting, of an incumbent director (other than Douglas Benham) whose term expires at the Issuer’s 2010 annual meeting of shareholders, and nominate a total of eight directors for election, which will consist of Messrs. Ajdler and Monahan, the New Director, and five other nominees of the Issuer, (viii) solicit proxies for the election of the Crescendo Directors at the 2009 Annual Meeting in the same manner as it does with respect to all other director nominees, (ix) use its reasonable best efforts to cause all Voting Securities (as defined in the Second Settlement Agreement) that members of the Board are entitled to vote at the 2009 Annual Meeting to be voted in favor of the election of the Crescendo Directors, (x) use its reasonable efforts to cause the 2009 Annual Meeting to be held on or before May 29, 2009, and in no event later than June 30, 2009, (xi) that the only items to be put to a shareholder vote at the 2009 Annual Meeting will be the election of directors, ratification of the Issuer’s auditors and any shareholder proposal the Issuer is required to bring to a vote under applicable law, (xii) that Mr. Burns will continue to serve as the Issuer’s Chief Executive Officer, President, Chairman of the Board and Chairman of the Executive Committee of the Board through the Board’s regularly scheduled meeting in February 2009 (“February Board Meeting”), at which time Mr. Burns will tender his resignation from each such position with the Issuer, provided, however, that Mr. Burns shall continue to serve as a director until the 2009 Annual Meeting, (xiii) to take all action necessary in furtherance of (A) the appointment of Mr. Benham to the Executive Committee of the Board, (B) the creation of the role of Interim Liaison Director of the Executive Committee of the Board and (C) the appointment of Mr. Benham to serve as Interim Liaison Director, having such duties as described in the Second Settlement Agreement, which role of Mr. Benham as Interim Liaison Director shall terminate upon Mr. Benham’s appointment as Chairman of the Executive Committee of the Board at the February Board Meeting, but at which time Mr. Benham will continue the duties of the Interim Liaison Director described in the Second Settlement Agreement in such new role, (xiv) that after serving in such role for a period of four Accounting Periods (as defined in the Second Settlement Agreement), the Executive Committee of the Board will review the duties performed by Mr. Benham and the related time requirements for such services and decide whether Mr. Benham’s duties should be adjusted and the appropriate level of compensation for such duties, (xv) at the February Board Meeting, the Board will (A) name Lawrence E. Hyatt as interim Chief Executive Officer and President to act in that capacity until the hiring of the New CEO, (B) appoint Mr. Benham as Chairman of the Executive Committee of the Board and (C) appoint Richard Reiss, Jr. as Lead Independent Director, (xvi) that promptly following the date of the Second Settlement Agreement, the Executive Committee of the Board will initiate a search for the New CEO, (xvii) upon the later of the date of the 2009 Annual Meeting and the date of election of the New CEO, the Executive Committee of the Board will recommend for approval by the Board a director to serve as the non-executive Chairman of the Board, and at which time the position of lead independent director shall cease to exist, and (xviii) following the appointment of the New CEO, Mr. Benham shall remain Chairman of the Executive Committee of the Board, unless a majority of all the members of the Executive Committee of the Board determine otherwise.

CUSIP NO. 670823103

Pursuant to the terms of the Second Settlement Agreement, among other things, Crescendo agreed that each Crescendo Party will vote, and will cause its respective Affiliates and Associates (as defined in the Second Settlement Agreement) to vote, all Voting Securities that it is entitled to vote at the 2009 Annual Meeting in favor of the election of each of the Issuer’s nominees for election to the Board and in their discretion with regard to any other items of business that are brought before such meeting.

Under the Second Settlement Agreement, each of the Crescendo Parties further agreed that during the period commencing upon execution of the Second Settlement Agreement and ending on the Termination Date (as defined in the Second Settlement Agreement), without prior written consent of the Board, it will not, and will cause each of its Affiliates, Associates, officers, agents and other Persons (as defined in the Second Settlement Agreement) acting on its behalf not to engage in the following (collectively the “Standstill Obligations”): (i) acquire, directly or indirectly, any Voting Securities of the Issuer if, after giving effect to such acquisition, it would be the beneficial or economic owner of more than 15% of the Issuer’s outstanding Voting Securities, except that for purposes of the foregoing, any Voting Securities, including options to acquire Voting Securities, that have been or are thereafter issued, granted or otherwise acquired by Mr. Benham shall not be deemed to be Voting Securities held, beneficially owned or controlled by Crescendo or any other Crescendo Party, (ii) engage, or in any way participate, directly or indirectly, in any solicitation of proxies or consents for the approval of shareholder proposals, (iii) form or join any group with respect to the Issuer’s Voting Securities, other than a group that includes all or some lesser number of the Crescendo Parties, but does not include any other members who are not currently identified as a Crescendo Party, (iv) deposit any Voting Securities in any voting trust or subject any Voting Securities to any voting arrangement or agreement, except as expressly set forth in the Settlement Agreement, (v) seek to have called, or cause to be called, any meeting of shareholders of the Issuer, (vi) make any public demand to inspect the books and records of the Issuer, (vii) have any communications, or enter into any arrangements, understandings or agreements with, or advise, finance, assist or encourage, any other Person in connection with the foregoing, or make any investment in or enter into any arrangement with, any other Person that engages, or offers or proposes to engage, in any of the foregoing, (viii) make any proposal or enter into any discussion regarding any of the foregoing, or make any proposal, statement or inquiry, or disclose any intention, plan or arrangement inconsistent with the foregoing, or make or publicly disclose any request to amend, waive or terminate any provision of the Second Settlement Agreement, or (ix) take or cause or induce others to take any action inconsistent with the foregoing; provided, however, that none of the foregoing will limit the ability of any Crescendo Party, or its respective Affiliates and Associates, except as otherwise provided in the Second Settlement Agreement, to vote its Voting Securities on any matter submitted to a vote of the shareholders of the Issuer or announce its opposition to any Board-approved proposals not supported by Messrs. Ajdler or Monahan or limit the ability of the Crescendo Directors to exercise their rights as members of the Board.  Notwithstanding the foregoing, if, at any time a third party (A) commences a tender offer for at least 50% of the outstanding capital stock of the Issuer or (B) enters into an agreement with the Issuer contemplating the acquisition (by way of merger, tender offer or otherwise) of at least 50% of the outstanding capital stock of the Issuer or all or substantially all of its assets, then the restrictions on Crescendo set forth in (ii), (iii) and (vi) of the foregoing with respect to solicitations of proxies shall terminate such that Crescendo may (i) solicit proxies with respect to any shareholder vote required in connection with any transactions of the nature contemplated in (A) or (B), and (ii) take any action in connection with any such solicitation of proxies, including requesting a shareholder list and related information. Each Crescendo Party will be released from its Standstill Obligations on the Termination Date (as defined in the Second Settlement Agreement).

CUSIP NO. 670823103

Item 5(a) is hereby amended and restated to read as follows:

(a)              The aggregate percentage of Shares reported owned by each person named herein is based upon 21,315,478 Shares outstanding, which is the total number of Shares reported to be outstanding as of November 11, 2008 in the Issuer’s Report on Form 10-Q for the quarterly period ending on October 5, 2008, as filed with the Securities and Exchange Commission on November 14, 2008.

As of the close of business on January 5, 2009, Crescendo Partners II beneficially owned 2,534,891 Shares, constituting approximately 11.9% of the Shares outstanding.  As the general partner of Crescendo Partners II, Crescendo Investments II may be deemed to beneficially own the 2,534,891 Shares owned by Crescendo Partners II, constituting approximately 11.9% of the Shares outstanding.  As the managing member of Crescendo Investments II, which in turn is the general partner of Crescendo Partners II, Mr. Rosenfeld may be deemed to beneficially own the 2,534,891 Shares owned by Crescendo Partners II, constituting approximately 11.9% of the Shares outstanding.  Mr. Rosenfeld has sole voting and dispositive power with respect to the 2,534,891 Shares owned by Crescendo Partners II by virtue of his authority to vote and dispose of such Shares.  Crescendo Investments II and Mr. Rosenfeld disclaim beneficial ownership of the Shares held by Crescendo Partners II, except to the extent of their pecuniary interest therein.

As of the close of business on January 5, 2009, Crescendo Partners III beneficially owned 136,474 Shares, constituting less than one percent of the Shares outstanding.  As the general partner of Crescendo Partners III, Crescendo Investments III may be deemed to beneficially own the 136,474 Shares owned by Crescendo Partners II, constituting less than one percent of the Shares outstanding.  As the managing member of Crescendo Investments III, the general partner of Crescendo Partners III, Mr. Rosenfeld may be deemed to beneficially own the 136,474 Shares owned by Crescendo Partners III, constituting less than one percent of the Shares outstanding.  Mr. Rosenfeld has sole voting and dispositive power with respect to the 136,474 Shares owned by Crescendo Partners III by virtue of his authority to vote and dispose of such Shares.  Crescendo Investments III and Mr. Rosenfeld disclaim beneficial ownership of the Shares held by Crescendo Partners III, except to the extent of their pecuniary interest therein.

CUSIP NO. 670823103

As of the close of business on January 5, 2009, Mr. Ajdler beneficially owned 11,265 Shares, constituting less than one percent of the Shares outstanding.  Mr. Ajdler, as a member of a “group” for the purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended, may be deemed to beneficially own the 2,534,891 Shares owned by Crescendo Partners II and the 136,474 Shares owned by Crescendo Partners III.  Mr. Ajdler disclaims beneficial ownership of the Shares owned by Crescendo Partners II and Crescendo Partners III.

As of the close of business on January 5, 2009, Mr. Monahan beneficially owned 10,015 Shares, constituting less than one percent of the Shares outstanding.  Mr. Monahan, as a member of a “group” for the purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended, may be deemed to beneficially own the 2,534,891 Shares owned by Crescendo Partners II and the 136,474 Shares owned by Crescendo Partners III.  Mr. Monahan disclaims beneficial ownership of the Shares owned by Crescendo Partners II and Crescendo Partners III.

Item 5(c) is hereby amended to add the following:

(c)           None of the Reporting Persons has effected a transaction in the Shares during the past 60 days.

Item 6 is hereby amended to add the following:

On December 22, 2008, Crescendo and the Issuer entered into a Second Settlement Agreement defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

Item 7 is hereby amended to include the following exhibits:

Exhibit 99.1	Second Settlement Agreement, dated December 22, 2008.

CUSIP NO. 670823103

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 6, 2009	CRESCENDO PARTNERS II, L.P., SERIES Z

	By:	Crescendo Investments II, LLC General Partner

	By:	/s/ Eric Rosenfeld
	Name:	Eric Rosenfeld
	Title:	Managing Member

CRESCENDO INVESTMENTS II, LLC

By:	/s/ Eric Rosenfeld
Name:	Eric Rosenfeld
Title:	Managing Member

CRESCENDO PARTNERS III, L.P.

By:	Crescendo Investments III, LLC General Partner

By:	/s/ Eric Rosenfeld
Name:	Eric Rosenfeld
Title:	Managing Member

CRESCENDO INVESTMENTS III, LLC

By:	/s/ Eric Rosenfeld
Name:	Eric Rosenfeld
Title:	Managing Member

/s/ Eric Rosenfeld
ERIC ROSENFELD

/s/ Arnaud Ajdler
ARNAUD AJDLER

/s/ Gregory Monahan
GREGORY MONAHAN